As filed with the Securities and Exchange Commission on February 23, 2000
                                          Securities Act File No. 333-72137
                                  Investment Company Act File No. 811-09229

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)
                                AMENDMENT NO. 1

               MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.
                               (Name of Issuer)
             MERRILL LYNCH HIGH SENIOR FLOATING RATE FUND II, INC.
                     (Name of Person(s) Filing Statement)
               Shares of Common Stock, Par Value $0.10 per share
                        (Title of Class of Securities)
                                 59021MR 10 2
                     (CUSIP Number of Class of Securities)
                                Terry K. Glenn
               Merrill Lynch Senior Floating Rate Fund II, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                  Copies to:

     Frank P. Bruno, Esq.                     Bradley J. Lucido, Esq.
     Brown & Wood LLP                         Merrill Lynch Asset Management
     One World Trade Center                   P.O. Box 9011
     New York, New York  10048-0557           Princeton, New Jersey  08543-9011

                               January 19, 2000
                      (Date Tender Offer First Published
                      Sent or Given to Security Holders)


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         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule
13E-4 of Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 4,500,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on January 19, 2000 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities and Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

         The offer terminated at 12:00 midnight, Eastern time, on February 15, 2000 (the "Expiration Date"). Pursuant to the Offer, 1,027,789.018 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.99 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $10,267,612.29.


                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.



February 23, 2000                              By   /s/ Terry K. Glenn
                                               --------------------------
                                               (Terry K. Glenn, President)